

March 10, 2015

Via E-mail
Ms. Jodi Johnson
Chief Financial Officer
Red Trail Energy, LLC
3682 Highway 8 South, P.O. Box 11
Richardton, North Dakota 58652

> **RE:** **Red Trail Energy, LLC**
> **Form 10-K for the Year Ended September 30, 2014**
> **Filed December 15, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 27, 2015**
> **File No. 0-52033**

Dear Ms. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2014

Item 1. Business, page 4

1.   We note that you have entered into an amendment to your loan agreement with First National Bank of Omaha. Please file a copy of the amendment as an exhibit to your next Exchange Act report, or, alternatively, please tell us where we may locate the amendment.

Patents, Trademarks, Licenses, Franchises and Concession, page 7

2.   We note your disclosure regarding the license granted by ICM to you for the use of certain ethanol production technology necessary to operate your plants. We are unable to locate a copy of the license agreement. Please file a copy of the agreement with your

next Exchange Act report, or, in the alternative, please tell us where we may locate the agreement. See Item 601(b)(10) of Regulation S-K.

3.   We note your disclosure on page four regarding the GS CleanTech Corporation litigation. As currently drafted, it is unclear how the litigation relates to you and whether you are a party to the litigation. Please supplementally advise us as to the relevance of the litigation. Please also clarify the relevance in your future Exchange Act reports.

Item 11. Executive Compensation, page 48

4.   We note you have omitted disclosure for Item 12 and included two separate disclosures for Item 11. Please amend your 10-K to include Item 12 disclosure and to delete the duplicative Item 11 disclosure.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 12

5.   In future filings, please include the disclosure required by Item 404 of Regulation S-K for your transactions with RPMG, Inc. and Renewable Products Marketing Group, LLC, or tell us why you do not believe such disclosure is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott, Staff Attorney at (202) 551-3570 or Erin Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant